Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

Contact:
Miles Russell
	Media:	+44 20 3124 7446
+44 7903262118
Miles.Russell@willis.com

News Release		Stephen Cohen
+1 212 886 9332
Stephen.Cohen@teneostrategy.com

Matt Rohrmann
	Investors:	+1 212 915 8180
Matt.Rohrmann@Willis.com

Willis Comments on Proposed Merger with Towers Watson

Following Proxy Advisor Recommendations

Willis is pleased that ISS recognises the long-term benefits of the merger,

but disappointed with their conclusion for Towers Watson shareholders

In its report for Willis shareholders, ISS concluded that: “a vote FOR this proposal is warranted” given the “strategic rationale for the transaction, the positive market reaction of Willis shares, and the expected cost savings”

London and New York – November 6, 2016 – Willis Group Holdings plc (NYSE: WSH) today affirmed its support for its proposed merger with Towers Watson (Nasdaq: TW) following recommendations issued by Institutional Shareholder Services Inc. (“ISS”).

“Naturally we are pleased that ISS recognises the ‘strategic merits and long-term benefits of the merger’, and with their recommendation that Willis shareholders vote for the transaction,” said Dominic Casserley, Chief Executive Officer of Willis. “However, we are disappointed with their conclusion that Towers Watson shareholders should not support the merger. We believe that this perspective neglects the estimated $4.7 billion in incremental value for shareholders that we expect through clearly-identified cost, tax and revenue synergies.”

“We remain convinced that the merger is in the best interests of both sets of shareholders and represents value creation that neither company could realize on its own,” said Mr. Casserley. “The Willis Board of Directors continues to recommend that shareholders vote for all proposals at the upcoming extraordinary general meeting.”

Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

In its reports, ISS acknowledges the strategic benefits, cost synergies and value creating potential of the deal1:

•	Given the “strategic rationale for the transaction, the positive market reaction of Willis shares, and the expected cost savings as a result of the merger, a vote FOR this proposal is warranted.”

•	“The combined company would also present a growth opportunity for Willis’ existing insurance business into larger North American companies.”

•	“The potential long-term benefits of the deal appear compelling…”

•	“A combined entity would benefit from certain factors, including cost synergies and the potential revenue opportunity of better mating Towers’ healthcare exchange with Willis’ distribution network.”

•	“Integrating the [exchange] product with a powerful distribution system is more critical than a backward-looking analysis of growth rates can convey.”

As previously disclosed, Willis and Towers Watson expect to generate $375-$675 million in incremental revenues through expanded distribution of Towers Watson’s healthcare exchange, expansion of Willis’ large market P&C brokerage business, and further globalization of Towers Watson’s health and group benefits consulting business, all through opportunities that only this merger can create. The companies expect $125 million in annual merger related cost savings and approximately $75 million in annual tax savings. These revenue and cost synergies are incremental to any cost savings expected from Willis’s Operational Improvement Program, which is on pace to deliver $325 million in annual savings by 2018.

Willis will hold an extraordinary general meeting of its stockholders to vote on the proposed merger with Towers Watson at 9:30 a.m. on November 18, 2015 at the Pierre Hotel, 2 East 61st Street, New York, NY 10065. Willis stockholders of record as of the close of business on October 2, 2015 will be entitled to vote at the meeting.

Investors with questions about the transaction or how to vote their shares may contact the Company’s proxy solicitor, Morrow & Co, LLC at 1 (800) 278-2141. Additional information on how to vote is available at www.willisandtowerswatson.mergerannouncement.com.

About Willis

Willis Group Holdings plc, is a leading global risk advisory, re/insurance broking and human capital and benefits firm. With roots dating to 1828, Willis operates today on every continent with more than 18,000 employees in over 400 offices. Willis offers its clients

[1]	Permission to use quotes from the ISS reports was neither sought nor obtained.

Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

superior expertise, teamwork, innovation and market-leading products and professional services in risk management and transfer. Our experts rank among the world’s leading authorities on analytics, modelling and mitigation strategies at the intersection of global commerce and extreme events. Find more information at our Website, www.willis.com, our leadership journal, Resilience, or our up-to-the-minute blog on breaking news, WillisWire. Across geographies, industries and specialisms, Willis provides its local and multinational clients with resilience for a risky world.

Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the SEC on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the

Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses. Additional risks and factors are identified under “Risk Factors” in Towers Watson’s Annual Report on Form 10-K filed on August 14, 2015, which is on file with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.